EXHIBIT 8.1

The following table sets forth a list of our subsidiaries and affiliates.

Jurisdiction of incorporation	Name of subsidiary
Argentina	Pointer Localizacion Y Asistencia S.A.
Israel	Shagrir Systems Ltd.
Mexico	Pointer Recuperacion de Mexico, SA de CV
Romania	S.C. Pointer S.R.L.
Brazil	Pointer do Brazil Commercial S.A.
USA	Pointer Telocation Inc.
Israel	Car2go Ltd.
Israel	Rider Mekvuzat Shagrir Ltd.